 Exhibit 99.1

CannTrust Adds to Leadership Team with Appointment of Greg Guyatt as CFO

Ian Abramowitz to Lead Global Investments and Partnerships

VAUGHAN, ON, February 13th, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST) is pleased to announce that it has appointed Greg Guyatt, CPA CA as Chief Financial Officer (“CFO”) effective February 19, 2019, further strengthening the Company’s leadership team.

Greg comes to CannTrust from GreenSpace Brands Inc. (TSXV:JTR), a Canadian-based premium natural food product company, where he served as CFO. He brings more than 20 years of experience building high-performing finance teams from the consumer packaged goods, pharmaceutical and private equity sectors. Greg began his career with Deloitte.

Greg has a wealth of experience in mergers, acquisitions and other transactions including an IPO on the London Stock Exchange, and the spin-off of Sears Canada on the NASDAQ. In combination with his extensive experience with dual-listed issuers, this expertise will be instrumental to CannTrust’s financial and strategic planning leading up to listing on the NYSE.

“We are very pleased to have Greg join CannTrust and deepen the executive leadership team as we look towards our listing on the NYSE and beyond,” said Peter Aceto, Chief Executive Officer. “On behalf of everyone at CannTrust, I would like to thank Ian Abramowitz for his financial leadership over the past two years and look forward to working with him in his new role as Senior Vice President of Global Investments and Partnerships.”

Ian Abramowitz to Lead CannTrust’s Global Investments and Partnerships Division

In his new capacity as CannTrust’s SVP of Global Investments and Partnerships, Ian will lead CannTrust’s international strategy through the ongoing development of strategic investments and partnerships around the world.

CannTrust currently has an equity interest in Australian licensed producer Cannatrek Ltd. (“Cannatrek”), and STENOCARE, a Denmark-based licensed medical cannabis producer, seller and importer. Ian has been appointed to and serves as a Director on both Cannatrek and STENOCARE’s Boards. The Company is also currently evaluating prospective investments in several other countries.

“Companies around the world look to CannTrust for its expertise in cannabis for both the medical and legalized recreational markets,” said Mr. Aceto. “With Ian’s focus on international business development opportunities, we expect to further accelerate our growth with like-minded partners.”

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 63,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages the industry’s broadest product portfolio at its 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through strategic investments in Cannatrek Ltd. in Australia and STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada for recreational distribution in Canada. CannTrust is committed to research and innovation through partnerships with McMaster University in Ontario and Gold Coast University Hospital in Australia, which were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

For more information, please visit www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to the approval to list the Company's common shares on the NYSE. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-519-2156 x2232
media@canntrust.ca	investor@canntrust.ca